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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Technical Olympic, Inc. (1) (Last) (First) (Middle)		Technical Olympic USA, Inc. (TOUS)(2)

	1200 Soldiers Field Drive (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			June 25, 2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Sugar Land, Texas 77479 (City) (State) (Zip)		☐	Director	☒	10% Owner		☐ Form Filed by One Reporting Person
			☐	Officer (give title below)				☒ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		06/25/02				J			16,378,787	A	(3)		25,578,787(4)		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1) The reporting person was formerly known as Technical Olympic USA, Inc.

(2) The issuer was formerly known as Newmark Homes Corp.

(3) Received by the reporting person pursuant to a merger agreement among Newmark Homes Corp., Engle Holdings Corp. and the reporting person in exchange for 9,500 shares of Engle Holdings Corp. common stock held by the reporting person. On the effective date of the merger, the closing price of Newmark Homes Corp.'s common stock was $14.75 per share. Pursuant to the merger, Newmark Homes Corp. changed its name to Technical Olympic USA, Inc.

(4) These securities are owned solely by the reporting person, who is a member of a "group" with Technical Olympic (UK) PLC and Technical Olympic S.A. for purposes of Section 13(d) of the Exchange Act.

/s/ Constantine Stengos	02/10/03
**Constantine Stengos, President	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Joint Filer Information

Name:	Technical Olympic (UK) Plc

Business Address:	20 Solomou Street Ana Kalamaki Athens, Greece 17456

Designated Filer:	Technical Olympic, Inc.

Issuer & Ticker Symbol:	Technical Olympic USA, Inc. (TOUS)

Date of Event Requiring Statement:	June 25, 2002

Signature:	/s/ Constantine Stengos

Constantine Stengos Director

Name:	Technical Olympic S.A.

Business Address:	20 Solomou Street Ana Kalamaki Athens, Greece 17456

Designated Filer:	Technical Olympic, Inc.

Issuer & Ticker Symbol:	Technical Olympic USA, Inc. (TOUS)

Date of Event Requiring Statement:	June 25, 2002

Signature:	/s/ Constantine Stengos

Constantine Stengos Managing Director

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